Barristers & Solicitors Patent & Trade-mark Agents McCarthy Tétrault	McCarthy Tétrault LLP Suite 3300, 421-7th Avenue S.W. Calgary, Alberta Canada T2P 4K9 Telephone: 403 260-3500 Facsimile: 403 260-3501 www.mccarthy.ca

Cameron F. Schepp

Direct:

(403) 260-3731

E-Mail:

cschepp@mccarthy.ca

Assistant:

Milan Patel-Schuett

Direct:

(403) 260-3579

E-Mail:

mpatel-schuett@mccarthy.ca

October 27, 2004

TRANSMITTED VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers

Nova Scotia Securities Commission

Dear Sir/Madam:

Re:

Acquisition of Rocky Mountain Energy Corp. (“Rocky”) by Enterra Energy Trust (“Enterra”)
National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

In connection with the acquisition of Rocky, Enterra is required to comply with the continuous disclosure obligations under Part 8 of NI 51-102 – Business Acquisition Report.

In accordance with Section 8.1(2) of NI 51-102, we hereby file on behalf of Enterra with this cover letter, the management information circular of Rocky (the “Rocky Circular”) dated August 27, 2004 as an alternative to filing a Business Acquisition Report (as such term is defined in NI 51-102).  The Rocky Circular has also previously been filed via SEDAR on September 1, 2004 under Rocky’s SEDAR link.  Rocky is a previous issuer to Rocky Mountain Acquisition Corp.

Yours very truly,

McCarthy Tétrault LLP

Per:  Cameron F. Schepp

CFS/jm

Encl.

193529-350490
CAL_DOCS #1433722 v. 1